One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

April 27, 2026

VIA EDGAR AND EMAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Kate Beukenkamp

Re: FirstCash Holdings, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed April 13, 2026

File No. 001-10960

Ladies and Gentlemen:

This letter is being submitted on behalf of our client, FirstCash Holdings, Inc. (the “Company”), in response to comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter dated April 24, 2026 with respect to the above-referenced preliminary proxy statement on Schedule 14A filed by the Company. Please find the Company’s response to the Staff’s comments below. For your convenience, the Staff’s comments are shown immediately preceding the Company’s responses thereto. In addition and concurrently herewith, the Company has filed on EDGAR a revised preliminary proxy statement including the changes discussed below made in response to the Staff’s comments. Capitalized terms used but not otherwise defined in this letter shall have the meanings assigned to such terms in the preliminary proxy statement.

Approval of the Reincorporation of the Company to the State of Texas by Conversion, page 63

1.	We note your statement on page 76 that "[t]he exclusive forum provision in the Texas Bylaws explicitly states that it shall not apply to any direct claims under the Securities Act of 1933, as amended (the 'Securities Act'), or the Securities Exchange Act of 1934, as amended (the 'Exchange Act')." However, we note that the exclusive forum provision in your Texas Bylaws on page D-23 states that "[u]nless the Corporation consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended." Please revise for consistency. Additionally, please note that federal and state courts have concurrent jurisdiction over claims arising under the Securities Act. See Section 22 of the Securities Act. Please revise to discuss the material risks regarding the exclusive forum provision including, but not limited to, increased costs to bring a claim and that the provision can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable, as well as any uncertainty as to whether a court would enforce the exclusive forum provision.

Response:

In response to the Staff’s comment regarding the inconsistency between the statement on page 76 and the exclusive forum provision in the Texas Bylaws on page D-23, the Company has revised its disclosure on page 76 to state that: “While under the Securities Act both federal and state courts have jurisdiction over claims arising under the Securities Act, the Texas Bylaws provide that, unless the Company consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act.”

Alston & Bird LLP	www.alston.com

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In response to the Staff’s comment regarding a discussion of the material risks regarding the exclusive forum provision in the Texas Bylaws, the Company has added additional disclosure discussing the material risks regarding the exclusive forum provision on page 67 of the revised preliminary proxy statement.

The Company respectfully requests the Staff’s assistance in completing the review of the revised preliminary proxy statement as soon as possible. Please let us know if we can provide any further information or assistance to facilitate your review. Do not hesitate to call me at (404) 881-4421 with any questions or concerns.

Sincerely,

Alston & Bird LLP

/s/ Kyle G. Healy
Kyle G. Healy
Partner